UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Borders Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

099709107

(CUSIP Number)

Roy J. Katzovicz, Esq.

Pershing Square Capital Management, L.P.

888 Seventh Avenue, 29th Floor

New York, New York 10019

212-813-3700

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

with a copy to:

Peter G. Samuels, Esq.

Proskauer Rose LLP

1585 Broadway, New York, New York 10036

212-969-3000

January 8, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 099709107

1		Name of Reporting Person Pershing Square Capital Management, L.P. I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -- 0 --
	8	Shared Voting Power 10,597,880
	9	Sole Dispositive Power -- 0 --
	10	Shared Dispositive Power 10,597,880
11		Aggregate Amount Beneficially Owned by Each Reporting Person 10,597,880
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 18.0%[1]
14		Type of Reporting Person (See Instructions) IA

______________

1 This calculation is based on 58,751,655 shares of common stock of Borders Group, Inc. outstanding as of November 29, 2007 as reported in its quarterly report on Form 10-Q for the quarterly period ended November 3, 2007.

CUSIP No. 099709107

1		Name of Reporting Person PS Management GP, LLC I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -- 0 --
	8	Shared Voting Power 10,597,880
	9	Sole Dispositive Power -- 0 --
	10	Shared Dispositive Power 10,597,880
11		Aggregate Amount Beneficially Owned by Each Reporting Person 10,597,880
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 18.0%[2]
14		Type of Reporting Person (See Instructions) OO

______________

2 This calculation is based on 58,751,655 shares of common stock of Borders Group, Inc. outstanding as of November 29, 2007 as reported in its quarterly report on Form 10-Q for the quarterly period ended November 3, 2007.

CUSIP No. 099709107

1		Names of Reporting Person Pershing Square GP, LLC I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -- 0 --
	8	Shared Voting Power 5,337,092
	9	Sole Dispositive Power -- 0 --
	10	Shared Dispositive Power 5,337,092
11		Aggregate Amount Beneficially Owned by Each Reporting Person 5,337,092
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 9.1%[3]
14		Type of Reporting Person (See Instructions) IA

____________

3 This calculation is based on 58,751,655 shares of common stock of Borders Group, Inc. outstanding as of November 29, 2007 as reported in its quarterly report on Form 10-Q for the quarterly period ended November 3, 2007.

CUSIP No. 099709107

1		Name of Reporting Person William A. Ackman I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -- 0 --
	8	Shared Voting Power 10,597,880
	9	Sole Dispositive Power -- 0 --
	10	Shared Dispositive Power 10,597,880
11		Aggregate Amount Beneficially Owned by Each Reporting Person 10,597,880
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 18.0%[4]
14		Type of Reporting Person (See Instructions) IN

______________

4 This calculation is based on 58,751,655 shares of common stock of Borders Group, Inc. outstanding as of November 29, 2007 as reported in its quarterly report on Form 10-Q for the quarterly period ended November 3, 2007.

6

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D, as amended to date (the “Schedule 13D”), by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”), (iii) Pershing Square GP, LLC, a Delaware limited liability company (“Pershing Square GP”), and (iv) William A. Ackman, a citizen of the United States of America (collectively, the “Reporting Persons”), relating to the common stock (the “Common Stock”), of Borders Group, Inc., a Michigan corporation (the “Issuer”). Unless otherwise defined herein, terms defined in the Schedule 13D shall have such defined meanings in this Amendment No. 2.

On November 23, 2007, the Reporting Persons filed a statement on Schedule 13D reflecting beneficial ownership on an aggregate basis of 10,075,580 (approximately 17.1%) shares of Common Stock. As of January 8, 2008, as reflected on this Amendment No. 2, the Reporting Persons are reporting beneficial ownership on an aggregate basis of 10,597,880 (18.0%) shares of Common Stock and total economic exposure on 12,797,280 (21.78%) shares.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety, as follows:

Pershing Square advises a number of client accounts, including the accounts of Pershing Square, L.P., Pershing Square II, L.P. and Pershing Square International, Ltd., a Cayman Islands exempted company (collectively, the “Pershing Square Funds”), which purchased an aggregate of 10,597,880 shares of Common Stock for a total consideration (including brokerage commissions) of $174,504,351 derived from the capital of the Pershing Square Funds.

Item 5.	Interest in Securities of the Issuer

Items 5(a), (b) and (c) are hereby amended and restated in their entirety, as follows:

(a), (b) Based upon the Issuer’s quarterly report on Form 10-Q for the quarterly period ended November 3, 2007, there were 58,751,655 shares of Common Stock outstanding as of November 29, 2007. Based on the foregoing, the 10,597,880 shares (the “Subject Shares”) of Common Stock beneficially owned by the Reporting Persons represented approximately 18.0% of the shares of the Common Stock issued and outstanding as of such date.

Pershing Square, as the investment adviser to the Pershing Square Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of Pershing Square, PS Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose of or direct the disposition of) the Subject Shares. As the general partner of Pershing Square, L.P. and Pershing Square II, L.P., Pershing Square GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the 5,337,092 shares of Common Stock owned by Pershing Square, L.P. and Pershing Square II, L.P. By virtue of William A. Ackman’s position as managing member of each of PS Management and Pershing Square GP, William A. Ackman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, William A. Ackman may be deemed to be the beneficial owner of the Subject Shares.

As of the date hereof, none of the Reporting Persons owns any shares of Common Stock, other than the Subject Shares reported in this Amendment No. 2.

(c) See trading data attached hereto as Exhibit 99.1.

Except as set forth in Exhibit 99.1 attached hereto, since November 23, 2007 (the date of filing of Amendment No. 1 to this Schedule 13D), no other transactions in shares of the Common Stock were effected by any Reporting Person.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

In addition to the Subject Shares beneficially held by the Reporting Persons, between December 31, 2007 and January 8, 2008, Pershing Square International, Ltd. (“PSIL”) entered into certain total return equity swap agreements (the “Swaps”) with broker-dealer counterparties relating to an aggregate of 2,199,400 shares of Common Stock (the “Reference Shares”). Under the terms of these Swaps (i) PSIL will be obligated to pay to the counterparty any negative price performance of the Reference Shares as of the expiration date of the Swaps, plus interest, and (ii) the counterparty will be obligated to pay to PSIL any positive price performance of the Reference Shares as of the expiration date of the Swaps. Any dividends received by the counterparty on the Reference Shares during the term of the Swaps will be paid to PSIL. All balances will be cash settled at the expiration date of the Swaps. There will be no transfer of voting or dispositive power over the Reference Shares, and the Reporting Persons disclaim any beneficial ownership in the Reference Shares. The Pershing Square Funds’ counterparties for the Swaps include entities related to BNP Paribas Bank and UBS.

The Reporting Persons, the Pershing Square Funds or any of them may enter into additional swap agreements relating to shares of Common Stock. The profit, loss, and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby supplemented by adding the following exhibit:

Exhibit 99.1	Trading data of the transactions in the Common Stock and Swaps

S I G N A T U R E S

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: January 8, 2008	PERSHING SQUARE CAPITAL MANAGEMENT, L.P.
	By:	PS Management GP, LLC, its General Partner

By:	/s/William A. Ackman
William A. Ackman Managing Member

PS MANAGEMENT GP, LLC
By:	/s/William A. Ackman
William A. Ackman Managing Member

PERSHING SQUARE GP, LLC
By:	/s/William A. Ackman
William A. Ackman Managing Member

/s/William A. Ackman
William A. Ackman

EXHIBIT INDEX

Exhibit 99.1	Trading data of the transactions in the Common Stock and Swaps